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LIMITED LIABILITY PARTNERSHIP

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SUITE 600 SOUTH
WASHINGTON, D.C. 20005-3807

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JOHANNESBURG

December 11, 2003

Securities and Exchange Comm
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, reviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended September 30, 2003 submitted to the Stock Exchange of Thailand on November 12, 2003.

Please contact Daniel J. Duncan of this office at (202) 626-3630 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case

Enclosure

dlw 12/17

12/11/2003 4:00 PM (2K)
WASHINGTON 380995 v1 [380995_1.DOC]

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001

Our Ref: 01/030 - 085/2546 November 12, 2003

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2003 and explanation of difference in result of operation for the quarter ended September 30, 2003 and 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended September 30, 2003 and 2002 which is higher than 20 percent as follows:

1) The company realized 7,239.3 million Baht revenue from sale of hot rolled coils (481,963 metric tonne at an averaged selling price of 15,020 Baht/MT), higher than 6,446.5 million Baht revenue during the same period in 2002 (505,459 MT at an averaged price of 12,754 Baht/MT). The company also recorded 77.8 million Baht sales of steel scrap compared with 74.9 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,030.9 million Baht, compared with 1,940.9 million Baht gross profit from sales and service during the same period in 2002.

   The company and subsidiaries recorded 159.8 million Baht in other revenue (which included 143.0 million Baht gain from foreign exchange), while during the same period in 2002 the company recorded 13.7 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 135.2 million Baht, compared with 215.9 million Baht during the same period of last year (which included 32.5 million Baht loss from foreign exchange).

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 11.0 million Baht, compared with 16.5 million Baht during the same period of last year.

4) The company and subsidiaries registered 1,066.5 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,755.2 million Baht during the same period in 2002.

5) Interest expenses on short-term and long-term loan totaled 171.0 million Baht (consisting of 166.3 and 4.7 million Baht interest of the company and subsidiaries, respectively), lower than 233.7 million Baht interest expense during the same period in 2002 (consisting of 225.7 and 8.0 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 4.5 million Baht, compared with 2.8 million Baht during the same period in 2002.

7) The company and subsidiaries recorded gain before minority interest of 891.1 million Baht, compared with 1,518.7 million Baht gain before minority interest during the same period in 2002.

8) After minority interest, the company and subsidiries realized a net profit of 861.5 million Baht, compared with a net profit of 1,465.3 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended September 30, 2003 resulted in a net profit compared with a net profit during the same period in 2002 less than 20 percent, mainly due to decrease in sales quantity and metal spread between selling price and raw material.

For your consideration.

Yours faithfully,

- Signature -
Mr. Sittichai Thiensathaporn
Authorized Director

- Signature -
Mr. Kamol Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter and nine-month period ended September 30, 2003

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn
Bangkok 10120, Thailand

Tel: +66 (0) 2676 [illegible]
Fax: +66 (0) 2676 [illegible]
www.deloitte.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร +66 (0) 2676 [illegible] 5700
แฟกซ์ +66 (0) 2676 [illegible] 5757

Deloitte Touche Tohmatsu

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at September 30, 2003 and the related consolidated and Company's statements of income for the quarters and nine-month periods ended September 30, 2003 and 2002, and the consolidated and Company's statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated financial statements and the financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2002, and expressed an unqualified opinion in our report dated January 31, 2003 with an emphasis paragraph regarding the matter that the Company was in the process of obtaining a debt compliance waiver from its creditors with respect to a specific debt covenant in the debt restructuring agreement. The consolidated and the Company's balance sheets as at December 31, 2002, presented herein for comparison, have been derived from such financial statements which we have audited and reported on. We have not performed any other audit procedures subsequent to such report date.

Chongchitt Leekbhai
Certified Public Accountant (Thailand)
Registration No. 2649
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
October 22, 2003

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2003	As at December 31, 2002	As at September 30, 2003	As at December 31, 2002
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	205,431	111,109	19,779	44,540
Temporary investments	-	202,495	-	-
Accounts and notes receivable				
Related parties (Note 13.3)	1,702,368	1,345,225	1,684,308	1,327,808
Others	1,216,296	952,331	1,212,409	948,472
	2,918,664	2,297,556	2,896,717	2,276,280
Less Allowance for doubtful accounts (Note 14.1)	(398,844)	(400,444)	(393,888)	(393,888)
Accounts and notes receivable - net	2,519,820	1,897,112	2,502,829	1,882,392
Short-term loans and advances to related parties (Note 13.2)	3,002	60	3,002	137
Inventories (Note 5)	8,647,747	10,989,810	8,675,794	11,039,232
Other current assets				
Advance payments	211,886	23,514	211,884	23,499
Value-added-tax refundable claims	2,588	79,332	252	79,332
Other receivables	1,066	2,051	1,084	2,105
Prepaid expenses	26,132	13,694	24,446	12,645
Deposit at bank used as collateral	17,400	16,200	-	-
Others	26,776	36,554	21,431	18,535
Total Current Assets	11,661,848	13,371,931	11,460,501	13,102,417
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	1,186,283	1,080,363
Property, plant and equipment - net (Note 6)	16,756,431	16,923,996	15,143,833	15,375,183
Other non-current assets (Note 7)	85,516	8,535	13,004	5,947
Total Non-Current Assets	17,403,568	17,494,152	16,343,120	16,461,493
TOTAL ASSETS	29,065,416	30,866,083	27,803,621	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2003	As at December 31, 2002	As at September 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	844,000	1,728,000	844,000	1,728,000
Trade finance loans	1,079,108	3,155,862	1,079,108	3,155,862
Accounts and notes payable	801,060	1,194,138	798,496	1,198,516
Current portion of long-term loans (Note 9)	238,402	220,760	-	-
Current portion of long-term liabilities	7,193	7,683	2,580	2,455
Other current liabilities				
Accrued expenses	165,795	220,826	173,866	228,589
Others	114,196	28,993	103,304	18,261
Total Current Liabilities	3,249,754	6,556,262	3,001,354	6,331,683
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	7,551,468	12,372,365	7,034,375	11,696,426
Debentures (Note 10)	4,000,000	-	4,000,000	-
Convertible debentures (Note 11)	2,556,949	2,582,151	2,556,949	2,582,151
Other non-current liabilities				
Obligations under hire-purchase agreements	4,787	5,230	3,168	2,748
Payable for purchase of land	-	2,000	-	-
Total Non-Current Liabilities	14,113,204	14,961,746	13,594,492	14,281,325
TOTAL LIABILITIES	17,362,958	21,518,008	16,595,846	20,613,008

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2003	As at December 31, 2002	As at September 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
(CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of				
Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of				
Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 6.2)	6,026,439	6,268,939	6,026,439	6,268,939
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(3,348,664)	(5,848,037)	(3,348,664)	(5,848,037)
Total Company Shareholders' Equity	11,207,775	8,950,902	11,207,775	8,950,902
MINORITY INTEREST	494,683	397,173	-	-
Total Shareholders' Equity	11,702,458	9,348,075	11,207,775	8,950,902
TOTAL LIABILITIES AND				
SHAREHOLDERS' EQUITY	29,065,416	30,866,083	27,803,621	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from the sales of goods	7,318,373	6,521,373	7,317,067	6,521,373
Revenues from the rendering of services	52,130	81,782	-	-
Other income				
Gain on exchange	142,956	-	143,655	-
Others	16,820	13,681	7,210	13,875
Share of profit from investment using the equity method	-	-	31,652	61,890
Total Revenues	7,530,279	6,616,836	7,499,584	6,597,138
EXPENSES				
Cost of the sales of goods	6,259,876	4,574,148	6,352,705	4,702,629
Cost of the rendering of services	79,738	88,113	-	-
Selling and administrative expenses	134,091	102,162	118,234	91,022
Doubtful accounts (Reversal)	(11,021)	(16,505)	-	-
Other expenses	74	112,839	6	111,690
Directors' remuneration	1,000	925	840	765
Total Expenses	6,463,758	4,861,682	6,471,785	4,906,106

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		1,066,521	1,755,154	1,027,799	1,691,032
INTEREST EXPENSES		170,954	233,712	166,321	225,710
INCOME TAX EXPENSES		4,466	2,763	-	-
CONSOLIDATED NET INCOME		891,101	1,518,679	861,478	1,465,322
NET INCOME OF MINORITY INTEREST		(29,623)	(53,357)	-	-
NET INCOME		861,478	1,465,322	861,478	1,465,322
EARNINGS PER SHARE					
Basic earnings per share	**BAHT**	1.01	1.72	1.01	1.72
Diluted earnings per share (Note 11)	**BAHT**	0.72	1.15	0.72	1.15
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	**'000 SHARES**	853,000	853,000	853,000	853,000
Diluted earnings per share	**'000 SHARES**	1,310,143	1,310,143	1,310,143	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from the sales of goods	22,300,785	17,177,474	22,298,155	17,177,474
Revenues from the rendering of services	179,696	187,539	-	-
Other income				
Gain on exchange	206,903	-	207,908	-
Others	57,948	41,186	44,568	42,727
Share of profit from investment using the equity method	-	-	109,047	127,979
Total Revenues	22,745,332	17,406,199	22,659,678	17,348,180
EXPENSES				
Cost of the sales of goods	18,797,643	13,170,953	19,087,136	13,494,711
Cost of the rendering of services	221,122	226,418	-	-
Selling and administrative expenses	533,871	639,116	485,234	610,079
Doubtful accounts (Reversal)	(26,957)	(16,505)	-	-
Other expenses	8,107	111,513	7,865	109,761
Directors' remuneration	8,885	2,860	8,405	2,420
Total Expenses	19,542,671	14,134,355	19,588,640	14,216,971

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		3,202,661	3,271,844	3,071,038	3,131,209
INTEREST EXPENSES		589,291	690,660	571,665	665,566
INCOME TAX EXPENSES		13,482	7,730	-	-
CONSOLIDATED NET INCOME		2,599,888	2,573,454	2,499,373	2,465,643
NET INCOME OF MINORITY INTEREST		(100,515)	(107,811)	-	-
NET INCOME		2,499,373	2,465,643	2,499,373	2,465,643
EARNINGS PER SHARE					
Basic earnings per share	**BAHT**	2.93	2.89	2.93	2.89
Diluted earnings per share					
(Note 11)	**BAHT**	2.17	1.96	2.17	1.96
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	**'000 SHARES**	853,000	853,000	853,000	853,000
Diluted earnings per share	**'000 SHARES**	1,310,143	1,310,143	1,310,143	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital Issued and Paid-up	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	253,971	4,495,860
Amortization	-	-	(207,505)	-	-	-	(207,505)
Net income	-	-	-	-	2,465,643	-	2,465,643
Minority interest increase	-	-	-	-	-	104,806	104,806
Ending balance, September 30, 2002	8,530,000	3,600,000	4,785,845	(3,600,000)	(6,815,818)	358,777	6,858,804
Beginning balance, January 1, 2003	8,530,000	3,600,000	6,268,939	(3,600,000)	(5,848,037)	397,173	9,348,075
Amortization	-	-	(242,500)	-	-	-	(242,500)
Net income	-	-	-	-	2,499,373	-	2,499,373
Minority interest increase	-	-	-	-	-	97,510	97,510
Ending balance, September 30, 2003	8,530,000	3,600,000	6,026,439	(3,600,000)	(3,348,664)	494,683	11,702,458

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
THE COMPANY ONLY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
"UNAUDITED"

BAHT : '000

	Ordinary Share Capital Issued and Paid-up	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	4,241,889
Amortization	-	-	(207,505)	-	-	(207,505)
Net income	-	-	-	-	2,465,643	2,465,643
Ending balance, September 30, 2002	8,530,000	3,600,000	4,785,845	(3,600,000)	(6,815,818)	6,500,027
Beginning balance, January 1, 2003	8,530,000	3,600,000	6,268,939	(3,600,000)	(5,848,037)	8,950,902
Amortization	-	-	(242,500)	-	-	(242,500)
Net income	-	-	-	-	2,499,373	2,499,373
Ending balance, September 30, 2003	8,530,000	3,600,000	6,026,439	(3,600,000)	(3,348,664)	11,207,775

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	2,499,373	2,465,643	2,499,373	2,465,643
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (reversal)	(26,957)	(16,563)	-	-
Depreciation	457,889	437,907	398,429	390,716
Provision for diminution in value				
of inventories (reversal)	(4,916)	231,260	(4,916)	231,260
Additional interest on debt restructuring	157,539	284,101	161,516	285,774
Realized (gain) loss on exchange	(164,885)	6,796	(164,885)	6,796
Unrealized (gain) loss on exchange	(15,115)	35,010	(15,115)	35,010
Gain on sales of temporary investment	(15,036)	-	-	-
Gain on sales of property, plant and equipment	(383)	(2,167)	(383)	(2,167)
Loss on disposal of property, plant and equipment	39,169	118,095	38,927	117,119
Share of profit from investment using				
the equity method	-	-	(109,047)	(127,979)
Minority interest	100,515	107,811	-	-
Net income from operations before				
changes in operating assets and liabilities	3,027,193	3,667,893	2,803,899	3,402,172
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	(357,142)	(157,996)	(356,500)	(152,759)
Accounts and notes receivable - others	(263,748)	(214,989)	(263,721)	(213,381)
Inventories	2,346,979	(3,483,437)	2,368,354	(3,496,508)
Short-term loans and advances to related parties	58	37	135	41
Advances to director	2,742	-	-	-
Advance payments	(188,372)	(6,619)	(188,386)	(6,672)
Valued-added-tax refundable claims	76,743	(39,282)	79,079	(39,136)
Other receivables	23,705	13,729	1,021	276
Prepaid expenses	(12,438)	(85,625)	(11,801)	(84,483)
Other current assets - others	8,577	(14,509)	(2,894)	(8,282)
Other non-current assets	(76,981)	(297)	(7,057)	121

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	(388,724)	109,396	(395,667)	109,377
Accrued expenses	(55,031)	31,951	(54,723)	35,956
Other current liabilities - others	85,557	(833)	85,503	(402)
Net cash provided by (used in) operating activities	4,229,118	(180,581)	4,057,242	(453,680)
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash paid for purchases of other investment	(150,000)	(130,000)	-	-
Cash paid for purchases of property, plant and equipment	(572,152)	(296,442)	(442,974)	(131,860)
Proceeds from sales of property, plant and equipment	1,197	3,429	1,197	3,429
Proceeds from sales of temporary investment	367,531	-	-	-
Short-term loans and advances to related parties	(3,000)	3,280	(3,000)	-
Net cash used in investing activities	(356,424)	(419,733)	(444,777)	(128,431)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loan decrease	(884,000)	(72,000)	(884,000)	(72,000)
Trade finance loans increase (decrease)	(1,901,784)	715,800	(1,901,784)	715,800
Cash repayment of long-term loans	(4,985,996)	(63,188)	(4,848,769)	-
Proceeds from issuance of debentures	4,000,000	-	4,000,000	-
Cash repayment of long-term liabilities under hire-purchase agreements	(4,592)	(4,052)	(2,673)	(2,195)
Cash repayment of liability for purchase of land	(2,000)	(2,250)	-	-
Net cash provided by (used in) financing activities	(3,778,372)	574,310	(3,637,226)	641,605
Net increase (decrease) in cash and cash equivalents	94,322	(26,004)	(24,761)	59,494
Cash and cash equivalents as at January 1	111,109	193,826	44,540	4,067
Cash and cash equivalents as at September 30	205,431	167,822	19,779	63,561
Supplemental cash flow information:				
Cash paid for interest	476,520	422,040	454,586	394,954
Non-cash transaction:				
Vehicles acquired under hire-purchase agreements	3,659	3,393	3,219	1,890

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
"UNAUDITED"

1. ECONOMIC TURMOIL

Thailand and many Asia Pacific countries continue to experience economic difficulties since 1997. The accompanying consolidated and Company's financial statements reflect management's current assessment of the possible impact of the economic conditions on the financial position of the Company and its subsidiaries.

2. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Since 2002, the Government has continuously issued various measures regarding the antidumping and countervailing of imported goods as follows:

1. On January 25, 2002, the Government, by the Board of Investment, issued the announcement regarding the imposition of surcharges on imported flat rolled product of iron or non alloy steel hot rolled steel at 25% of CIF value of customs tariff with the effect for the period of six months which expired on July 28, 2002.

2. On July 23, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce approved the imposition of antidumping measure according to Section 31 of the Antidumping and Countervailing Act B.E. 2542 for coil or non-coil hot rolled steel originated from 14 countries by requiring guarantees at the rate of 30% of CIF value for the period of six-months after the imposition of surcharges on imported hot rolled steel according to the Board of Investment's Announcement, as described in Item 1, had expired.

3. On November 8, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 41, 42, and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement of antidumping for coil or non-coil hot rolled steel originated from 14 countries by requiring temporarily payment of duties or letter of guarantee by factory or country at various determined rates, which minimum and maximum determined rates were in the range between 5.98% to 136.50% of CIF value, for the period of four months from November 18, 2002.

4. On March 10, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement to extend the temporary measure as mentioned in Item 3 for another 2 months.

5. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there was a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

.../2

6. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

As a result of continuous measures of the Government as mentioned above, the Company has significant amount of profit from its operations attributable to significant increase in sales volume, which not only domestic demand for hot rolled steel increased from economic recovery in construction and auto-mobile industries but also the average prices of hot rolled steel increased according to rising global prices. In addition, the Company has higher volume of export with the export prices higher than domestic prices.

3. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

3.1 The interim consolidated and Company's financial statements have been prepared in accordance with the Notification of the Department of Commercial Registration (Currently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2544" effective for the financial statements covering the period beginning on or after January 1, 2002.

The Company prepares its financial statements in conformity with accounting principles and practices generally accepted in Thailand.

3.2 The results of operations for the nine-month period ended September 30, 2003 are not necessarily indicative of the operating results anticipated for the full year.

3.3 The balance sheet as at December 31, 2002, presented herein for comparison, has been derived from the financial statements of the Company for the year then ended which have been audited.

3.4 Certain financial information which is normally included in the financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. Therefore, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2002.

3.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

3.6 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

.../3

4. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2002.

5. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2003 Baht'000	December 31, 2002 Baht'000	September 30, 2003 Baht'000	December 31, 2002 Baht'000
Finished goods	1,604,522	2,011,083	1,615,144	2,023,541
Raw materials	5,316,198	6,420,658	5,347,005	6,464,986
Spare parts and consumable goods	1,031,324	920,817	1,017,942	913,453
Goods in transit	921,576	1,868,041	921,576	1,868,041
	8,873,620	11,220,599	8,901,667	11,270,021
Less Allowance for loss on diminution in value of spare parts and consumable goods	(225,873)	(230,789)	(225,873)	(230,789)
	8,647,747	10,989,810	8,675,794	11,039,232

As at September 30, 2003 and December 31, 2002, all finished goods and raw materials are pledged as collateral for short-term loans from banks (see Notes 8).

6. PROPERTY, PLANT AND EQUIPMENT - NET

6.1 Certain land, buildings and machinery representing more than 90% of the total value of such assets are mortgaged as collateral for bank overdrafts and loans from banks, long-term loans, debentures and convertible debentures (see Notes 8, 9, 10 and 11).

6.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first reappraisal in 1997. In 1998, Prachuap Port Company Limited engaged such company to reappraise its new berth and berth facilities. The appraisal reports submitted by the appraiser were as of December 11, 2002 and September 25, 1998, respectively.

The results of the second appraisal of the Company were as follows:

	Baht : '000
Appraisal increment – Land	3,902
Appraisal increment – Buildings	241,085
Appraisal increment – Machinery	5,365,065
Appraisal increment – Facilities	10,700

The method of appraisal for the value of buildings, machinery and berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

The increment resulting from the appraisal is recorded in the accounts as unrealized increment per assets appraisal and is included as a component of shareholders' equity.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at September 30, 2003 and December 31, 2002, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY September 30, 2003				
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per Assets appraisal of :					
The Company	3,902	225,650	5,142,733	9,095	5,381,380
The subsidiary	-	-	-	83,438	83,438
The related company	-	-	561,621	-	561,621
	3,902	225,650	5,704,354	92,533	6,026,439

	CONSOLIDATED AND THE COMPANY ONLY December 31, 2002				
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per assets appraisal of :					
The Company	3,902	241,085	5,365,065	10,700	5,620,752
The subsidiary	-	-	-	86,566	86,566
The related company	-	-	561,621	-	561,621
	3,902	241,085	5,926,686	97,266	6,268,939

6.3 The Company has the assets which are fully depreciated but still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2003 Baht'000	December 31, 2002 Baht'000	September 30, 2003 Baht'000	December 31, 2002 Baht'000
Cost of assets before fully depreciated but still in use	335,507	332,336	254,800	255,167

6.4 The Company may be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 18.1 million, located on the leased land under dispute in case the Supreme Court's verdict would be the same as the Civil Court's verdict. Currently, the case is pending in the Supreme Court.

7. OTHER NON-CURRENT ASSETS

As at September 30, 2003 and December 31, 2002, other non-current assets include receivable from cancellation of shipbuilding contract as follows:

	CONSOLIDATED		THE COMPAMY ONLY	
	September 30, 2003 Baht'000	December 31, 2002 Baht'000	September 30, 2003 Baht'000	December 31, 2002 Baht'000
Receivable from cancellation of shipbuilding contract	121,671	143,713	-	-
Less Allowance for doubtful account	(121,671)	(143,713)	-	-
	-	-	-	-

Receivable from cancellation of shipbuilding contract represents the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of US$ 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. During 2002, the supplier made repayments in the amount of US$ 0.55 million or Baht 24.25 million and during the nine-month period ended September 30, 2003, the additional repayment of US$ 0.50 million or Baht 22.04 million has been made, making total repayment of US$ 1.05 million or Baht 46.29 million as at September 30, 2003. However, the subsidiary has provided for the allowance for doubtful debt in full for the remaining amount due to the uncertainty of the recoverability.

8. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at December 31, 2002, the Company had short-term loans from financial institutions including the revolving short-term loan facilities with a maximum amount of Baht 3,210 million, which were carried over from debt restructuring on June 30, 1999 and trade financing loans which represented short-term trade financing from financial institutions after debt restructuring with a credit limit of Baht 4,200 million. The trade financing facilities included letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

As at September 30, 2003, the Company has short-term loans from financial institutions according to the new loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million. The trade financing facilities include bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee (see Note 9).

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 5).

As at September 30, 2003 and December 31, 2002, the Company has unused credit facilities of Baht 7,913 million and Baht 294 million, respectively, from the revolving trade financing. Commission and withdrawal terms are in accordance with the new long-term loan agreement and the debt restructuring agreement, respectively.

9. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2003 Baht'000	December 31, 2002 Baht'000	September 30, 2003 Baht'000	December 31, 2002 Baht'000
Loan repayable semi-annually from March 2005 onwards	6,000,000	-	6,000,000	-
Loan repayable semi-annually from December 2004 onwards	-	10,848,769	-	10,848,769
Loan repayable monthly from May 2002 - 2003 and semi-annually from June 2003 onwards	635,856	773,083	-	-
Loan which may be forgiven	112,959	112,959	-	-
	6,748,815	11,734,811	6,000,000	10,848,769
Less Current portion	(238,402)	(220,760)	-	-
	6,510,413	11,514,051	6,000,000	10,848,769
Deferred interest expenses	1,041,055	858,314	1,034,375	847,657
	7,551,468	12,372,365	7,034,375	11,696,426

Such long-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds on the Company's assets to the lenders.

Deferred interest expenses represent the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the balance sheet date.

.../7

The debt restructuring agreement required the Company to calculate the debt service coverage ratio every 6 months commencing from July 1, 2002 onward. In the case the debt service coverage ratio was higher than 1.25 times, the Company had to make a prepayment of loans in the amount equal to half of the cash flow which was in excess of such ratio of 1.25 times. For the first six-month ended December 31, 2002, the Company had cash flows and the debt service coverage ratio higher than the forecast as per the debt restructuring plan, thus the Company had to make a prepayment of loans in the amount of Baht 1,304 million within May 15, 2003, which, as at December 31, 2002, the reclassification had not been made to the financial statements to present such amount as current liability as the management was then in the process of obtaining debt compliance waiver from its creditors with respect to a specific debt covenant. However, in the six-month period ended June 30, 2003, the Company agreed to make a prepayment to the creditors and paid Baht 1,304 million to the creditors within the period as described above.

For the six-month period ended June 30, 2003, the Company had cash flows and the debt service coverage ratio higher than the forecast as per the debt restructuring plan, the Company thus had to make a prepayment of loans in the amount of Baht 899 million within November 12, 2003. However, this amount was revised into long-term loans according to the new credit facilities agreement dated September 15, 2003.

On September 15, 2003, the Company and the existing lenders have entered into the new credit facilities agreement by revising the credit limits of both short-term and long-term loans, interest rates, and term of principal payments to be more properly, and allowing the Company to have additional credit facilities with other financial institutions. The details of such loans are as follows:

1. Long-term loans amounting to Baht 8,000 million with the existing lenders consist of convertible debentures of Baht 2,400 million (see Note 11) and long-term loan of Baht 5,600 million with 10-year maturity, interest rate at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards, such interest rate must not be less than interest rate of secured debentures (see Note 10) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

2. Short-term loan with maximum credit of Baht 17,000 million with the existing lenders and other financial institutions. (see Note 8).

Additionally, the new credit facilities agreement has set conditions that the Company has to acquire long-term loans (including debentures as per Note 10) not exceeding Baht 6,000 million within December 31, 2003. Otherwise, the covenant in the agreement of long-term loans of Baht 5,600 million will be reverted to the debt restructuring agreement.

Such loans are secured by the mortgage of land, buildings, and machinery at current production capacity (see Note 6.1) and machinery which will be acquired for the production capacity expansion project.

On September 11, 2003, the Company has entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005. As at September 30, 2003, the Company has already made a withdrawal of Baht 400 million.

Prachuap Port Company Limited (a subsidiary) entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included (1) extension of all long-term and short-term loan principal amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment, principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank and (2) modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with maturity of 3 years and 1 month, 2-year grace period for principal repayment, no interest charge during the whole life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million is considered as debt forgiveness, provided that the such subsidiary complies with the terms of debt restructuring agreement and makes payments in full for the two portions of long-term loan. Such loan is guaranteed by certain directors and the mortgage of land, as collateral.

Subsequently, such subsidiary received the letter from the bank to forgive the debt of Baht 113 million, which will be effective on October 1, 2003.

On September 5, 2003, such subsidiary has entered into the new long-term loan agreement with a commercial bank totaling Baht 650 million with 6 year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two year, the third year, and the forth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which will be ended in February 2005. The first installment payment will be due on the last working day of March 2005 and the following installment payment will be payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction. As at September 30, 2003, such subsidiary has not yet made any withdrawal of such long-term loan.

10. DEBENTURES

Debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2003 Baht'000	December 31, 2002 Baht'000	September 30, 2003 Baht'000	December 31, 2002 Baht'000
Debentures	4,000,000	-	4,000,000	-

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million as follows:

1. Secured amortizing debentures No. 1/2003 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal will be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi annually.

   Secured amortizing debentures No. 1/2003 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

2. Secured debentures No. 2/2003 of 750,000 units with total value of Baht 750 million with 5 years maturity after issuing date of debentures, which will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 3% per annum and payable semi-annually.

The debentures are secured by the mortgage of land, buildings, and machinery at current production capacity, and machinery, which will be acquired for production capacity expansion project. The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debts agreement as part of conditions of the new credit facilities agreement.

11. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2003 Baht'000	December 31, 2002 Baht'000	September 30, 2003 Baht'000	December 31, 2002 Baht'000
Convertible debentures	2,400,000	2,400,000	2,400,000	2,400,000
Deferred interest expenses	156,949	182,151	156,949	182,151
	2,556,949	2,582,151	2,556,949	2,582,151

Convertible debentures are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds on the Company's assets to the lenders.

Equity component part of convertible debentures had not been separately presented from the liability component part in the balance sheet because the carrying amounts of liability and equity elements could not be reasonably measured at the date of issuance.

As at September 30, 2003 and December 31, 2002, no convertible debentures have been exercised.

For the quarters and nine-month periods ended September 30, 2003 and 2002, the initial conversion price is lower than the average fair value of ordinary shares, therefore the diluted earnings per share is presented.

12. FOREIGN EXCHANGE RISK MANAGEMENT

As at September 30, 2003 and December 31, 2002, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		September 30, 2003	December 31, 2002
Assets	- US Dollar	10,832,299	9,845,498
Liabilities	- US Dollar	39,531,070	94,498,944
	- Italian Lira	51,770,995	76,270,995
	- Deutsche Mark	16,159	26,479
	- Yen	3,469,600	7,982,600
	- Euro	166,652	170,460
	- Pound Sterling	4,038	22,368
	- Singapore Dollar	19,377	-

As at September 30, 2003 and December 31, 2002, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2003.

As at December 31, 2002, the Company entered into hedging contracts of US$ 11.9 million for liabilities which are due in 2003.

13. TRANSACTIONS WITH RELATED COMPANIES

The Company and subsidiaries have transactions with related companies. These companies are related through common shareholding and/or directorship. The financial statements reflect the effects of these transactions on the basis determined by the companies concerned and are in the ordinary course of business.

13.1 Investments in subsidiary, associated, and related companies

					September 30, 2003			
	Types of business	**Relationship**	**Issued and paid up capital Baht'000**	**% of Shareholding**	**Cost Baht'000**	**Equity Baht'000**	**Consolidated Baht'000**	**Dividend Amount Baht'000**
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance Services	Shareholder	75,000	99.99	75,000	109,788	-	-
Prachuap Port Company Limited	Deep-sea port services	Shareholder	400,000	51.00	204,000	514,874	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled Coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	1,186,283	561,621	-

					December 31, 2002			
	Types of business	**Relationship**	**Issued and paid up capital Baht'000**	**% of Shareholding**	**Cost Baht'000**	**Equity Baht'000**	**Consolidated Baht'000**	**Dividend Amount Baht'000**
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance service	Shareholder	75,000	99.99	75,000	105,358	-	-
Prachuap Port Company Limited	Deep-sea port services	Shareholder	400,000	51.00	204,000	413,384	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled Coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	1,080,363	561,621	-

13.2 Loans and advances between the Company and subsidiary, associated, and related companies

	Balance As at December 31, 2002 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	Balance as at September 30, 2003 Baht'000
CONSOLIDATED				
Short-term loan to related parties	-	3,000	-	3,000
Advances to related parties	60	2	(60)	2
Total	60	3,002	(60)	3,002
THE COMPANY ONLY				
Short-term loan to related parties	-	3,000	-	3,000
Advances				
- Subsidiary	77	-	(77)	-
- Related parties	60	2	(60)	2
	137	2	(137)	2
Total	137	3,002	(137)	3,002

13.3 Business transactions

Transactions with related companies in the balance sheet are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2003 Baht'000	December 31, 2002 Baht'000	September 30, 2002 Baht'000	December 31, 2002 Baht'000
Accounts and notes receivable, net of allowance for doubtful accounts	1,697,412	1,338,670	1,684,308	1,327,808
Other receivables	345	197	435	262
Other current assets	14,433	16,762	14,251	16,589
Other assets	4,840	4,840	3,591	3,591
Accounts payable	9,070	21,445	38,123	52,891
Accrued expenses	27,075	23,822	38,559	38,807

Transactions with related companies in the statement of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	For the quarters ended September 30,			
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Sales	3,582,525	2,447,889	3,582,422	2,447,889
Service income	25,633	38,019	-	-
Other income (before deduction of the related costs)	44,149	44,277	45,243	45,170
Cost of sales	43,904	58,469	146,136	203,162
Selling and administrative expenses	58,498	46,093	63,509	49,784

	CONSOLIDATED		THE COMPANY ONLY	
	For the nine-month periods ended September 30,			
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Sales	9,904,144	7,030,354	9,903,725	7,030,354
Service income	94,232	87,220	-	-
Other income (before deduction of the related costs)	138,823	128,503	139,854	131,011
Cost of sales	111,072	142,857	401,054	485,990
Selling and administrative expenses	186,030	238,225	204,389	253,514

The Company has policies to sell the products to shareholders' group and related companies at the same price sold to the third party.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Production cost which is transportation expense is payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are freight expenses are payable at the rates agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates approved by the Ministry of Transportation.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates agreed in the long-term maintenance service agreement and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

14. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

14.1 As at September 30, 2003, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	2	6,884	1	6,279
6 - 12 months	1	47	-	-
Over 12 months	6	398,844	5	393,888
Total		405,775		400,167
Allowance for doubtful accounts recorded		398,844		393,888

As at December 31, 2002, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	6	400,444	5	393,888
Total		400,444		393,888
Allowance for doubtful accounts recorded		400,444		393,888

14.2 In 2002, Prachuap Port Company Limited had written off an unsecured loan to a related company with accrued interest totaling Baht 63 million which was inactive since 1996 and the allowance for doubtful accounts of such loan and accrued interest expense was provided in full in 1998.

14.3 As at December 31, 2002, Prachuap Port Company Limited had an advance and loan to director without collateral amounting to Baht 2.7 million. During the nine-month period ended September 30, 2003, the subsidiary received the repayment of such advance in full thus reversing the related allowance for doubtful account in full accordingly.

15. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of Business	Revenues and other income		Net income	
		For the quarters ended September 30,			
		2003	2002	2003	2002
		Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	7,499,584	6,597,138	861,478	1,465,322
West Coast Engineering Company Limited	Maintenance services	76,678	90,446	4,318	6,181
Prachuap Port Company Limited	Deep-sea port services	111,026	147,066	53,432	127,339
		7,687,288	6,834,650	919,228	1,598,842
Less Inter-company transactions		(157,009)	(217,814)	(28,127)	(80,163)
		7,530,279	6,616,836	891,101	1,518,679
Less Minority interest in net income				(29,623)	(53,357)
Net income				861,478	1,465,322

.../14

	Types of Business	Revenues and other Income		Net income	
		For the nine-month periods ended September 30,			
		2003	2002	2003	2002
		Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	22,659,678	17,348,180	2,499,373	2,465,643
West Coast Engineering Company Limited	Maintenance services	229,195	219,492	10,537	17,433
Prachuap Port Company Limited	Deep-sea port services	311,884	339,490	200,097	240,958
		23,200,757	17,907,162	2,710,007	2,724,034
Less Inter-company transactions		(455,425)	(500,963)	(110,119)	(150,580)
		22,745,332	17,406,199	2,599,888	2,573,454
Less Minority interest in net income				(100,515)	(107,811)
Net income				2,499,373	2,465,643

16. COMMITMENTS AND CONTINGENCIES

16.1 The Company has commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project and related expenses amounting to approximately Baht 1,036 million and Baht 320 million as at September 30, 2003 and December 31, 2002, respectively.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately US$ 33.85 million and EUR 2.57 million as at September 30, 2003 and US$ 15.2 million as at December 31, 2002.

The two subsidiaries have commitments regarding capital expenditure and construction contract amounting to approximately Baht 620.8 million and Baht 6.4 million as at September 30, 2003 and December 31, 2002, respectively.

16.2 The Company and subsidiaries have contingent liabilities to banks for letters of guarantee issued on their behalf amounting to approximately Baht 94 million and Baht 93.5 million as at September 30, 2003 and December 31, 2002, respectively.

16.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company regarding the usage of water from Bangsaphan Dam with the claim of Baht 19 million. The Company's legal advisor has an opinion that the Pongprasasana Sub-district Office has no right to charge for water usage. In addition, the Company has been continuously supporting for maintenance expense of the dam. Currently, the case is pending in the Prachuapkirikan Provincial Court.